As filed with the Securities and Exchange Commission on August 18, 2000
                                                      Registration No. 333-31414
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                       UNITED SHIPPING & TECHNOLOGY, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                UTAH                                      87-0355929
    (State or Other Jurisdiction of                    (I.R.S. Employer
    Incorporation or Organization)                  Identification Number)

                        9850 51ST AVENUE NORTH, SUITE 110
                          MINNEAPOLIS, MINNESOTA 55442
                                 (612) 941-4080
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                           --------------------------

                     PETER C. LYTLE, CHIEF EXECUTIVE OFFICER
                       UNITED SHIPPING & TECHNOLOGY, INC.
                        9850 51ST AVENUE NORTH, SUITE 110
                          MINNEAPOLIS, MINNESOTA 55442
                                 (612) 941-4080
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                                   COPIES TO:
     AVRON L. GORDON, ESQ.                   KENNETH D. ZIGRINO, ESQ.
   THOMAS F. STEICHEN, ESQ.        VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
    BRIGGS AND MORGAN, P.A.             UNITED SHIPPING & TECHNOLOGY, INC.
       2400 IDS CENTER                   9850 51ST AVENUE NORTH, SUITE 110
 MINNEAPOLIS, MINNESOTA 55402              MINNEAPOLIS, MINNESOTA 55442
        (612) 334-8400                            (612) 941-4080

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY
                               MARKET CONDITIONS.

                                 ---------------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      ------------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

================================================================================

PROSPECTUS        SUBJECT TO COMPLETION, DATED AUGUST 18, 2000

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                                6,553,341 SHARES
                       UNITED SHIPPING & TECHNOLOGY, INC.
                                  COMMON STOCK

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         The shareholders listed on pages 26 through 29 below are offering and may sell up to 6,553,341 shares of our common stock under this prospectus. We will not receive any part of the proceeds from this offering.

         Our common stock is quoted on the Nasdaq SmallCap Market and trades under the ticker symbol "USHP." On August 17, 2000, the closing price of one share of our stock on the Nasdaq SmallCap Market was $6.625.



                    -----------------------------------------



         Purchase of our common stock involves a high degree of risk. You should purchase shares only if you can afford a loss on your investment. SEE "RISK FACTORS" BEGINNING ON PAGE 18 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                ----------------




THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.





            THE DATE OF THIS PROSPECTUS IS ___________________, 2000.

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                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SOME IMPORTANT INFORMATION FROM THIS PROSPECTUS, BUT DOES NOT CONTAIN ALL IMPORTANT INFORMATION ABOUT US OR THE OFFERING. YOU SHOULD READ THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE INFORMATION SET FORTH UNDER "RISK FACTORS" BEFORE YOU DECIDE TO PURCHASE OUR STOCK.

OUR BUSINESS

         With the acquisition of Corporate Express Delivery Systems, Inc. (CEDS) in September 1999, we have become the largest same-day delivery company in the nation. We operate from 240 locations throughout the world, including 80 of the 100 largest markets in the United States. We provide the following services:

         *        on-demand delivery;
         *        scheduled routing and delivery;
         *        fleet replacement;
         *        facilities management; and
         * distribution delivery--which includes supply chain management, integrated supply, third-party logistics and critical parts banking.

OUR BUSINESS STRATEGIES

         In 1998 and 1999, we substantially revised our historical business of providing automated self-service shipping kiosks by focusing on the estimated $15 billion same-day delivery industry. Based on our market research, we found that this industry was highly fragmented, dominated by an estimated 6,000 small companies, with no dominant national brands and relatively low technological sophistication. We also felt that the same-day delivery industry could benefit from a variety of emerging economic and technological trends, such as the movement toward outsourcing of corporate services, the explosive growth of e-commerce, the increasing use of the Internet and the availability of sophisticated communications technologies. We concluded that these circumstances presented us with an opportunity for growth. As a result, we adopted a new strategy of growth through acquisitions in the same-day delivery industry. Our goal was to develop a national network of delivery services and to combine it with sophisticated communications technology and a national brand identity.

         We began to acquire small local courier companies in 1998. In December of that year, we acquired the assets of JEL Trucking, Inc., a Minneapolis-based trucking company engaged in dock truck and courier shipments. In January 1999 we acquired Twin City Transportation, Inc., a Minneapolis and St. Paul based courier with revenues of approximately $1.8 million. These initial acquisitions allowed us to refine and focus our consolidation strategy.

         With the acquisition of CEDS, we have achieved our goal of developing a national network of same-day delivery capabilities. As the largest same-day delivery company in the United States, we believe that we are the only service provider in the industry with the kind of national presence and variety of service offerings needed to support the growing demands of corporate customers and e-commerce for reliability, speed and outsourcing capabilities. We intend to continue our strategy of growth through acquisition and also plan to utilize sophisticated technology and develop a national brand identity to provide greater value to our current and potential customers. Our goal is to become the premier corporate same-day transportation corporate outsourcing and e-commerce delivery and support company in the United States.

THIS OFFERING

         We issued or will issue the securities covered by this prospectus to the selling shareholders primarily in private placement transactions between the selling shareholders and us. The selling shareholders may offer their shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or privately negotiated prices. No period of time has been fixed within which the shares may be offered or sold.

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


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GENERAL

         In 1979, we incorporated in Utah under the name Basin Energy Corporation. We have amended our name several times since then. In 1992 we changed our name to U-Ship, Inc., and in May 1999 we changed our name to United Shipping & Technology, Inc. From 1979 until 1991, we engaged in business activities that are unrelated to our current business. Our principal executive offices are located at 9850 51st Avenue North, Suite 110, Minneapolis, Minnesota 55442 and our telephone number is (612) 941-4080. Our website is www.u-s-t.com.

         This document and the documents incorporated herein by reference contain various forward-looking statements, which provide other than historical information, within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document and the documents incorporated herein by reference, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption "Risk Factors."

         Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described herein and to refrain from placing undue reliance on any forward-looking statements, which speak only as of the date of the document in which they appear.

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


                          RECENT SIGNIFICANT FINANCING

         On May 31, 2000, we completed a sale of shares of Series B Convertible Preferred Stock and warrants to purchase additional shares of Series B Preferred Stock and common stock to TH Lee.Putnam Internet Partners, L.P. and TH Lee.Putnam Internet Parallel Partners, L.P., under the terms of a Securities Purchase Agreement that we entered into with TH Lee as of May 15, 2000.

         Pursuant to the agreement, we sold 2,806,797 shares of our Series B Preferred Stock to TH Lee, at a price of $9.00 per share, for a total purchase price of $25,261,173. We also issued TH Lee warrants to purchase $30 million of additional shares of Series B Preferred Stock. The number of shares purchased is determined by taking the $30 million and dividing it by the 45-day average closing sales price of our common stock immediately prior to the date of exercise, exercisable at the above described market price as of the date of exercise. The term of the preferred warrants expire on November 30, 2001.

         We also issued TH Lee additional warrants to purchase up to an aggregate of 452,901 shares of Series B Preferred Stock. The exercise price for the additional warrants is $9.00 per share, subject to adjustment in order to prevent dilution. The additional warrants expire on November 30, 2001.

         We also issued TH Lee common warrants to purchase up to an aggregate of 425,000 shares of our common stock. The common warrants become exercisable in the event and to the extent that 3,000,000 options granted under our 2000 Stock Option Plan are exercised, on a pro rata basis. The exercise price of the common warrants are equal to the lowest exercise price of the initially approved 2000 Stock Option Plan options, subject to adjustment to prevent dilution. The common warrants are subject to a decrease in exercise price and accelerated vesting in the event that our audited results for our fiscal year ended July 1, 2000 reflect (a) accounts receivable write-offs and reserves in excess of $3 million or (b) goodwill write-offs in excess of $2 million. The exercise price of the common warrants will be reduced by the excess of such write-offs and, if the excess exceeds the aggregate exercise price of the common warrants, we will be required to pay the additional amount to TH Lee in cash or shares of our common stock. The common warrants expire on May 31, 2004.

         Exercise of the preferred warrants and the additional warrants are conditioned upon (a) approval by our stockholders of the issuance of shares of our Series B Preferred Stock upon the exercise of the preferred warrants and the additional warrants and (b) expiration or termination of the Hart-Scott-Rodino Act waiting period applicable to the transactions contemplated by the agreement, including the exercise by TH Lee of the preferred warrants and the additional warrants and TH Lee's conversion of its shares of the Series B Preferred Stock into our common stock. Exercise of the common warrants are conditioned upon the expiration or termination of the Hart-Scott-Rodino Act waiting period applicable to the transactions contemplated by the agreement, including the exercise by TH Lee of the common warrants.

         The shares of Series B Preferred Stock are convertible into shares of our common stock (or shares or units of any security into which the our common stock is changed) at a conversion rate of 1:1, subject to adjustment to prevent dilution. The shares of Series B Preferred Stock purchased pursuant to the agreement were, as of May 31, 2000, convertible into 2,806,796 shares of our common stock, representing approximately 13% of our common stock outstanding on a fully diluted basis.

         We also entered into a registration rights agreement with TH Lee dated as of May 31, 2000. Pursuant to the registration rights agreement, the holders of a majority of (a) our common stock issued upon the conversion of any shares of Series B Preferred Stock issued or issuable to TH Lee pursuant to the agreement (whether held by TH Lee or any successors or assigns of TH Lee) and
(b) any other shares of our common stock held by the persons referred to in clause (a) may request up to two registrations of the registrable securities. Each holder of registrable securities may request an unlimited number of short form registrations of its registrable securities. The registrable securities enjoy piggyback registration rights if we intend to register our other securities.

         We used the proceeds from the May 2000 sale of our Series B Preferred Stock primarily to meet certain of our net obligations under the credit agreement dated September 24, 1999, between General Electric Capital Corporation, our UST Delivery Systems, Inc. subsidiary and ourselves, entered into in connection with GE Capital's financing of our purchase of CEDS' same day delivery business, to settle outstanding litigation and workers compensation claims and for general working capital.

                                   THE COMPANY

OVERVIEW-RECENT SIGNIFICANT ACQUISITION

         On September 24, 1999, we acquired the same-day delivery operations of Corporate Express Delivery Systems, Inc. (CEDS) from CEX Holdings, Inc. by a merger of CEDS with our wholly-owned subsidiary, United Shipping & Technology Acquisition Corp. The purchase price was approximately $62.5 million, consisting of $43.0 million in cash provided by institutional debt financing, and the remainder in a combination of short and long-term notes issued to CEX. CEDS was the surviving corporation in the merger. CEDS changed its name to UST Delivery Systems, Inc. (Delivery Systems), but still conducts its business under the name Corporate Express Delivery Systems. Delivery Systems is incorporated in Delaware.

         With the acquisition of CEDS, we have become the leader in nationwide customized delivery solutions for same-day, time-critical shipping and distribution. We provide an array of same-day ground and air delivery services, including scheduled delivery, on-demand delivery, distribution services and air courier services. Our network consists of approximately 240 locations in 80 of the top 100 metropolitan areas in the United States. Our operations are supported by a fleet of approximately 9,800 vehicles, including 4,700 company-leased and owned vehicles and 5,100 vehicles utilized by independent contractors. We currently have approximately 7,280 employees and we engage approximately 4,490 independent contractors.

         The purchase of CEDS was a major step in meeting our goal of becoming the premier same-day delivery and distribution/logistics service in the United States. With the acquisition of CEDS, we now provide the following products and services to individual consumers and businesses:

         * same-day ground and air transportation services throughout the United States and internationally;

         *  distribution, logistics and supply chain management services; and

         * the ability to fulfill any type of customer need in transferring virtually any type of product or goods in many different forms and time scenarios.

         We now derive our revenues primarily from our same-day ground and air delivery operations. Our revenues for the fiscal year ended June 30, 1999 (prior to our acquisition of CEDS) were approximately $1.5 million. For the fiscal year ended January 30, 1999, CEDS' revenue from operations was approximately $648 million. CEDS' results of operations have been included in our financial statements since the August 28, 1999 acquisition of CEDS. Our revenue for the nine months ended April 1, 2000 was $331.5 million.

         We have currently organized our operations in a number of subsidiaries. We conduct all same-day delivery business through our Delivery Systems subsidiary, while our software development and kiosk technology is operated through our Intelligent Kiosk Company subsidiary.

HISTORICAL BUSINESS AND EVOLUTION OF OUR BUSINESS STRATEGY

         In 1991, we began the development and marketing of self-service automated shipping systems designed to be installed at the shipping hubs of major package carriers such as United Parcel Service, Inc. Our kiosks had a limited test experience with UPS(R), but to date no significant sales of hub-automation kiosks have been made to UPS(R) or any otheR carrier. Later, we began to manufacture and operate self-service intelligent shipping kiosks (ISKs) in retail locations such as Kinko's Copy Centers and CopyMax stores.

         In late 1997, as a result of lower than anticipated revenues from the ISKs placed in retail locations, we began an extensive evaluation of our strategies and results from our placement sites. Ultimately, in 1998, we concluded that our historical ISK placement strategy was not profitable. In the course of reviewing alternative directions for our business, we determined that the same-day delivery business presented an opportunity for us to employ our advanced technology in a large but fragmented market and obtain an independent revenue stream in a growing industry. We also felt that the same-day delivery industry could benefit from a variety of emerging economic and technological trends, such as the movement toward outsourcing of corporate services, the explosive growth of e-commerce, the increasing use of the Internet and the availability of sophisticated communications technology. Based on this determination, we adopted a revised business strategy with the goal of becoming the national leader in same-day delivery and related services through a series of acquisitions of same-day delivery businesses. Our goal was to develop a national network of delivery services and to combine it with sophisticated communications technology and a national brand identity. We felt that this combination would allow customers to participate in Internet-based business, or e-commerce, and would allow us to offer an array of integrated distribution and logistics services to corporate clients and companies engaged in e-commerce.

         We began our same-day delivery consolidation strategy in late 1998, through the acquisition of JEL Trucking, Inc., which enabled us to offer same-day delivery and package delivery services in the Minneapolis/St. Paul metropolitan area. In January 1999, we also acquired Twin City Transportation, Inc., which expanded our same-day delivery service in the Minneapolis/St. Paul metropolitan area. On September 24, 1999, we acquired Corporate Express Delivery Systems, with fiscal year 1999 revenues in excess of $648 million. We continue to explore the acquisition of additional same-day delivery companies to increase market penetration and provide a national platform for e-commerce fulfillment and logistics services. As of the date of this prospectus, we had no agreements pending to acquire any additional companies.

         In order to increase the strength of our market leadership in the same-day delivery business and obtain the maximum economies of scale from our consolidation efforts, we have made a determination that we must continue to invest in upgrading and developing computer and communications technology. We currently employ in most of our fleet sophisticated communications and dispatch systems. In addition, we have begun the testing in certain of our larger on-demand delivery operations of a satellite-driven, computerized, on-demand routing system that utilizes Global Positioning System (GPS) technology and mobile data terminals to continuously track the location of every vehicle and package in real time. Our ultimate goal is to expand the capabilities of our communications systems to further improve our same-day delivery, supply-chain management and logistics services, and to provide an Internet-based platform for customized e-commerce delivery solutions.

         In March 1999 we introduced an Internet-based shipping service called i-courier(TM). This service offers secure, trackable electronic document transfer and storage for small or large files. We intend to expand this service to include links to our dispatch system and our recently-introduced on-line ordering and package tracking system. We also intend to expand the capabilities of i-courier(TM) and to pursue other e-commerce opportunities.

OUR SAME-DAY DELIVERY OPERATIONS

MARKET OPPORTUNITY

         The same-day delivery market provides scheduled and non-scheduled, same-day delivery of documents and packages in local and inter-city markets. Some same-day delivery companies offer specialized services beyond small package delivery, such as legal filing, process serving and dock-truck services for large items. A few same-day delivery companies, such as us, offer warehousing and facilities management, and logistics solutions, as well as supply chain management and cross-dock and package aggregation services.

         Industry sources, which we believe to be reliable, estimate that the same-day delivery services industry is a $15 billion market in the United States, with a growth rate of more than 5% per year. Although the market is large, it is highly fragmented. There are relatively low entry barriers in this market because the capital requirements to start a local courier business are relatively small and the industry is not subject to extensive regulation. We believe that there are currently as many as 6,000 same-day delivery companies in the

United States. Most participants are privately held and operate only on the local level. The focus is generally on operations, with little attention given to marketing and sales. Accordingly, we believe that there is little perceived service differentiation between competitors, and that customer loyalty is generally short-term. There are no dominant brands in the industry, and the industry has a relatively low level of technology usage. By contrast, the next-day package delivery industry is highly consolidated and dominated by large, well-recognized companies such as UPS(R) and Federal Express(R), both of which use technology extensiveLY.

         Same-day delivery customers increasingly seek greater reliability, convenience and speed, as well as additional services, from a package delivery provider which they trust. We expect that further growth in the same-day shipping market will be fueled by corporate America's trend toward outsourcing, as well as the rapid growth of e-commerce and the heightened demand for immediate response and comprehensive distribution management solutions. We believe that customers will be attracted to companies with the ability to offer greater efficiency through the use of technology, such as our sophisticated dispatch and communications software, our Internet document transfer capabilities, and our newly-introduced online ordering and tracking system. We plan to use technology and the Internet to manage and coordinate dispatching, delivery, tracking, warehousing and logistics and other "back room" functions to help us and our customers operate more efficiently and, we believe, more cost-effectively. Our customers will also benefit from our national market presence because it offers them the ability to purchase an array of services from one vendor operating in multiple markets. We are also in the process of determining how the increasing demand for such time-dependent same-day delivery services may provide opportunities to utilize our ISK as an electronic drop box for same-day delivery services. We believe the integration of high-tech communications software with the currently low-tech same-day delivery business can also provide a market differentiation between our services from those of our competitors.

SAME-DAY DELIVERY CONSOLIDATION STRATEGY

         In late 1998, to meet potential customers' increased expectations and needs, we adopted a same-day delivery services consolidation strategy with four major objectives:

         * to develop a national market presence to serve large corporate customers and e-commerce;

         * to use our present and developing technology to reduce costs and to provide better service;

         * to develop a national brand to differentiate our service and foster customer loyalty; and

         *  to realize economies of scale.

We initially entered the same-day delivery business in the Minneapolis/St. Paul metropolitan area by acquiring courier and package delivery companies beginning in late 1998. With the purchase of CEDS on September 24, 1999, we became the national leader in same-day delivery services. As we grow, we expect to be able to achieve substantial cost savings by consolidating and standardizing dispatch, billing, tracking and other administrative functions. We also plan to further increase our market penetration through acquisition and internal growth.

         We have developed a national brand, Velocity Express(TM) and are utilizing it currently for our same-day delivery services. We believe that Velocity Express(TM) is a brand that will represent reliability, superior customer service and speed. We believe that a uniform presentation of our same-day delivery and related services across multiple markets will provide a business advantage, by fostering customer and employee loyalty and familiarity, and will help to integrate our acquired companies.

         We also intend to use technology to provide better and new services to customers. To meet our customers' needs for reliability, speed and efficiency, we currently employ in most of our fleet, computerized communications and dispatch systems. For example, we have begun the testing in certain of our larger on-demand delivery operations of a satellite-driven, computerized, routing system. This product utilizes GPS technology and mobile data terminals to continuously track every vehicle and package in real time. The system helps to optimize delivery routes, which we anticipate will result in significantly lower mileage, fleet and administrative costs through enhanced driver productivity and improved route density. In addition, we believe that our existing and proposed systems will provide additional benefits to the customer, including enhancing the accuracy of package delivery estimates, up-to-the minute status updates on all jobs, and electronic proof-of-delivery documentation. We intend to expand the capabilities of our communications systems to further integrate and improve the efficiency of our same-day delivery, supply chain management and logistics services. Our ultimate goal is to provide an Internet-based platform for corporate outsourcing and e-commerce delivery solutions. We believe that utilizing such technologies will result in a paradigm shift in the same-day delivery business.

         Our i-courier(TM) Internet initiative supports our consolidation strategy by providing secure, trackable electroniC document transfer services. We have recently introduced a new service into selected markets which gives our customers the capability of ordering delivery services online and tracking packages over the Internet. We also intend to further expand our offerings of logistics services to companies engaged in e-commerce such as those companies needing "just in time" inventory and spare parts warehousing and delivery services.

SAME-DAY DELIVERY OPERATIONS

         With the acquisition of CEDS, we are the nation's largest provider of customized same-day, time-critical shipping, distribution and logistics solutions. We believe that no public or private competitor currently duplicates our national presence or our full complement of same-day delivery service offerings. We believe that these capabilities give us a competitive advantage in meeting the demands of sophisticated, national customers who depend on same-day delivery services in the execution of their businesses. Our current network is comprised of approximately 240 locations, which serve 80 of the top 100 metropolitan markets in the United States and numerous secondary markets.

         Our Delivery Systems subsidiary now has approximately 7,280 employees throughout the United States. The same-day ground delivery service employs approximately 9,800 vehicles, 4,700 of which are owned or leased by us and 5,100 of which are utilized by independent contractors. Of our approximately 9,630 drivers, 5,140 are employees and 4,490 are independent contractors.

GROUND SERVICES

         We are the largest same-day ground delivery service provider in North America. Our ground operations provide delivery services from approximately 190 locations in the United States and operate in 80 of the 100 top metropolitan areas, as well as numerous secondary markets. We group our ground business into three main business units and we derive approximately 85 percent of our total ground revenues from same-day delivery services.

         We generally enter into customer contracts for scheduled and routed delivery, distribution and supply chain management services that are terminable by customers upon notice. These are long-term contracts with short-term notice provisions, usually ranging from 30 to 60 days. Typically, we do not enter into contracts with our customers for on-demand delivery services. Prices for our services are currently determined at the local level based on the distance and time sensitivity of a particular delivery, the size, weight and quantity of the delivery, and the specific type of goods being moved. Currently, billing information is generated and processed locally through our computer systems. We are in the process of having a single billing location for all of our business, which will be made possible through the expansion of our Internet capabilities and such technology as bar coding.

         SCHEDULED DELIVERY. Same-day scheduled delivery services are provided for time sensitive deliveries that are recurring in nature. Pickup and delivery routes are pre-defined based on the needs of the customer. A dispatcher coordinates and assigns scheduled pickups and deliveries to the drivers and manages the delivery flow. In many cases, certain drivers will handle a designated group of scheduled routes on a recurring basis.

         The largest customer base for this type of service consists of financial institutions who need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence. Typical service involves the pickup of non-negotiable instruments or other correspondence from various bank branches in a designated geographic area at a pre-scheduled time for delivery to a central processing center. The expeditious and reliable transportation of the instruments from the branches to a processing center is vital in order to obtain the rapid transfer of funds from individual accounts to the institution. Consequently, financial institutions consider scheduled delivery to be a critical part of their outsourcing service needs. We believe that we maintain a leadership position in scheduled delivery services for financial institutions. Other users of scheduled delivery services include film processors, pharmaceutical companies and companies with critical parts replenishment needs. We provide scheduled delivery services in 75 of the top 100 metropolitan markets and in many secondary markets.

         ON-DEMAND DELIVERY. We provide local and inter-city same-day on-demand delivery services, whereby our messengers or drivers respond to a customer's request for immediate pickup and delivery. We typically offer one hour, two to four hour, and over four hours delivery services depending on the customer's time requirements. Most deliveries occur within a metropolitan area or radius of 40 miles. On-demand delivery services are typically available 24 hours a day, seven days a week.

         Most of our on-demand operations centers are staffed by dispatchers, as well as customer service representatives and operations personnel. Incoming calls are received by trained customer service representatives who provide the customer with a job specific price quote and transmit the order to the appropriate dispatched location. A dispatcher coordinates shipments for delivery within a specific time frame. Shipments are routed according to the type and weight of the shipment, the geographic distance between the origin and destination, and the time allotted for the delivery. After proper routing for the package is determined, coordination and deployment of delivery personnel is accomplished either through mobile data terminals linked to our dispatch computer system, through pagers or by radio. In addition to our fleet-wide communications and dispatch systems, we also use, in a number of our facilities, an advanced, satellite-driven on-demand management system which links dispatchers and drivers through a personal two-way mobile data terminal. The system continuously tracks every vehicle and every job in real-time and provides electronic proof of delivery as evidence of delivery for chain of custody issues. This system will enable us to streamline our routing and dispatch systems and add customer value. Typical users of on-demand services include every type of customer ranging from organ transportation for hospitals to delivery of legal documents for law offices. We provide on-demand delivery services in 75 of the top 100 metropolitan areas.

         DISTRIBUTION SERVICES. We also provide same-day distribution services for time-sensitive local and regional deliveries that require intermediate handling or sorting prior to being delivered to multiple locations. Typically, we receive bulk shipments at our warehouse from customers' suppliers or wholesalers. These shipments are then subdivided into smaller shipments and sorted for delivery to specific locations. For example, we may receive a bulk shipment of retail inventory for a pharmaceutical wholesaler, which we sort and divide into smaller shipments, and deliver to the customer's stores or end user destinations. Same-day distribution services are provided on both a local and multi-city basis. Our on-demand delivery resources are available to supplement the customer's drivers as needed. Customers utilizing distribution services typically include air freight companies, pharmaceutical wholesalers, retailers, manufacturers or other companies which must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. We provide distribution services in 70 of the top 100 metropolitan areas.

         SUPPLY CHAIN MANAGEMENT. We offer supply chain management services whereby we assume inventory replenishment responsibilities of repair, production and supply items for customers. Our integrated supply services include monitoring the customer's inventories based on predetermined inventory levels and reordering needed supplies through the customer's purchasing agents. Inventory shipments are sent to our site adjacent to the customer's facility, from which we sort and then distribute items to their appropriate destination. We also offer "critical parts banking" for a customer's parts and supplies and offer related "just-in-time" transportation of those items to support service or production activities. Parts are stored at our facilities located in a metropolitan area. A customer's service technician lacking a needed repair part, for instance, can order the part which is quickly delivered to the service site, adding the kind of value which we believe allows purchase decisions to be based more on capability than price. Though accounting for less than 2% of our current total revenues, we view these services as a growth opportunity, and we intend to expand our "just-in-time" warehousing and delivery and logistics business both through internal growth and acquisitions. Companies utilizing integrated supply services include petrochemical companies, which use the services to centralize non-critical inventory management at their large chemical plants.

         OTHER SERVICES. The remainder of our services include inter-company delivery, fleet replacement and facilities management, logistics, warehouse and storage services, and a limited amount of long-haul services.

         Several industry sectors have a need for national or regional same-day delivery services. Typical industries that we serve include:

         FINANCIAL INSTITUTIONS. Financial institutions, primarily commercial banks, utilize our scheduled delivery services to deliver non negotiable instruments, such as canceled checks and ATM receipts, supplies and inter-office correspondence. Typical service involves the pickup of non negotiable instruments from various bank branches in a designated geographic area at a pre-scheduled time for delivery to a central processing center. The expeditious and reliable transportation of the instruments from the branches to the center is vital. Consequently, financial institutions consider scheduled delivery to be a crucial part of their outsourced service needs.

         HEALTH CARE.  Health care customers consist primarily of:

         *  pharmaceutical wholesalers;

         *  medical supply wholesalers;

         *  hospitals;

         *  medical labs;

         *  blood banks; and

         *  home healthcare providers.

         Pharmaceutical wholesalers utilize our distribution delivery services to transport bulk shipments from centralized locations to various retail sites. We typically receive bulk shipments from a pharmaceutical or medical supply wholesaler, sort and divide the shipment into smaller bundles, and then deliver the shipment to destination outlets, including retail drug stores and hospitals. Hospitals primary utilize our on-demand services for the transportation of such things as samples or equipment among different areas within the hospitals or between different hospitals or labs. Local, regional and national medical laboratories use our services to transport samples among laboratories by either on-demand or scheduled ground or air transportation delivery. Home healthcare providers use our services to provide patients with such things as medications and the delivery of medical equipment.

         RETAIL. Retail customers, typically large national companies, primarily use our supply chain management service. For example, we service our largest retail customer by providing a national network of scheduled and routed vehicles to deliver primarily three separate product lines: technical parts, gas repair shop


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


parts and retail products. Included in these product lines are items such as refrigerators, condensers, weed trimmers and other retail products. Typically, we receive a bulk shipment and then break it down into multiple shipments. We then deliver the items to retail locations or pre-specified drop sites to be picked up by the customer.

         PETROCHEMICAL. Petrochemical customers use our integrated supply services to centralize non-critical inventory management at their large chemical plants. Typically, we monitor a petrochemical customer's inventory based on predetermined inventory levels and reorder of needed supplies through the customer's purchasing agent. Inventory shipments are sent to one of our sites adjacent to the customer's facility, from which we sort and then distribute items to their appropriate destinations. Petrochemical customers prefer to use a national provider such as us in order to reduce the number of different vendors with whom they conduct business.

         TECHNOLOGY. Technology customers primarily use our on-demand services. The prototype service we aim to provide technology customers is a critical parts management system utilizing the Internet. For example, we service our largest technology customer by partnering with third party logistics supplier to provide critical parts banking. This provider, one of the largest third party logistics providers in North America, provides a national network whereby they centrally manage 100 regional stocking locations ranging in size from 500 square feet to 4,500 square feet, utilizing an Internet-based warehouse management system. Typically, our customers place orders over the telephone, which are then entered into our suppliers' database. The database determines if the part is available and, if available, the applicable regional stocking location. The part is then pulled from the regional stocking location while a driver is dispatched. The driver delivers the part to its destination, sometimes in less than one hour, and places the damaged part in a return package to be delivered to the repair center.

AIR SERVICES

         Our Air Group provides primarily same-day scheduled and on-demand delivery services demanding inter-city delivery. The Air Group operates under two brand names: Tricor and Air Courier Dispatch. Our Air Group provides delivery services from approximately 33 locations supported by its own ground fleet. We do not own any aircraft. Instead, we purchase our air transportation from preferred vendors. The Air Group has negotiated contracts with most major airlines on favorable terms that enable us to charge competitive rates for services. In order to utilize fleet assets efficiently, certain Air Group locations perform scheduled ground and on-demand delivery services.

         SCHEDULED AIR DELIVERY SERVICES. Same-day scheduled delivery services are provided for time-sensitive deliveries that are recurring in nature. Pickup and delivery routes are pre-defined based on the needs of the customer. The largest customer base for this type of service consists of financial institutions for delivery of non negotiable instruments, primarily canceled checks.

         A typical shipment of bank documents is picked up from the sending bank's processing center by an Air Group driver. The driver follows a predetermined pickup schedule. Shipments are pre-sorted by city by bank personnel and then transported to Air Group facilities generally located in close proximity to the local airport.

         At our Air Group's facilities, packages are consolidated by destination, placed in large shipping bags and then transferred to the airport for shipment. At the airport, the bags are verified against an internal manifest to ensure that all of the packages are accounted for and sent to the proper destination. Upon arrival at the destination city, the shipment is off-loaded for the final time and delivered by an Air Group driver to the receiving bank or Federal Reserve Branch.

         NEXT AVAILABLE FLIGHT AIR SERVICE. The Air Group provides local same-day on-demand delivery services, whereby messengers or drivers respond to a customer's request for immediate pick up and delivery. The Air Group's on-demand service begins with a customer placing an order to a customer service representative who provides the customer with the job specific price quote, and coordinates the pickup schedule, flight arrangements and delivery times. Similar to its scheduled services, the Air Group purchases its air transportation from certain major airlines and air charter operators. Pickup of the package is handled by an Air Group carrier or agent, dependent upon whether the Air Group maintains ground operations at a particular pickup location. Upon receipt by the driver, the driver notifies the dispatcher that the package has been picked up and is en route to the airport. At the airport the package is placed on the plane and sent to a specific destination. Upon arrival an Air Group carrier or agent secures the package and notifies the Air Group of its receipt. The package is then transported from the airport to its final destination where the customer signs the bill and finishes the chain of custody. Typical customers of the Air Group's on-demand services include law firms, investment banks, advertising agencies, hospitals for shipping human organs and manufacturing firms to ship replacement parts for idled equipment.

OUR KIOSK OPERATIONS

         In 1991, we started developing automated shipping systems, designed to be installed at the shipping hubs of major package carriers such as UPS(R). From 1991 to 1998, our primary business was the manufacture, marketing and operation of self-service, automated shipping systems for use by consumers and small businesses who ship packages and priority letters through major carriers in the air express and package delivery market. Our shipping kiosks automate many of the functions involved in shipping packages and priority letters, such as weighing, determining the charge, accepting payment and printing a shipping label. We believe that our Kiosk technology is among the most advanced self-service automated air express and package shipping systems available for consumers and small businesses. We believe that our kiosk technology and know-how will provide a unique and valuable opportunity and we may also seek to license the technology to third parties or enter into other arrangements with third parties to utilize and/or further develop this technology.

INDUSTRY BACKGROUND

         We believe that the market for same-day delivery services is large and growing. Based on industry studies which we believe to be reliable, the same-day delivery services market in the United States is estimated to generate revenues of approximately $15 billion per year, with an annual industry growth rate in excess of 5%. Although the market is large, it is highly fragmented. There are relatively low barriers to entry in this market because the capital requirements to start a local same-day delivery business are relatively small and the industry is not subject to extensive regulation. There are as many as 6,000 same-day delivery companies in the United States. Most participants are privately held and operate only on the local level. The focus of same-day delivery businesses is generally on operations, with little attention given to marketing and sales. Accordingly, we believe that there is little perceived service differentiation between competitors and that customer loyalty is generally short-term. There are no dominant brands in the industry, and the industry has a relatively low level of technology usage.

         We believe that customers are seeking to streamline their processes, improve their customer-vendor relationships and increase their productivity. This principal, along with several other trends are benefiting the same-day delivery market. First, the trend toward outsourcing of non-core functions has resulted in numerous companies turning to third party providers for a range of services including same-day delivery and the management of in-house logistics. Many businesses that outsource their distribution and logistics requirements prefer to purchase such services from one source capable of servicing multiple cities, which not only decreases their number of vendors, but also maximizes efficiency, improves customer service and simplifies billing. We believe that we are the only national same-day delivery service with the geographic reach to meet these evolving needs.

         Trends also show that customers are increasingly seeking greater reliability and convenience from their package delivery service provider, along with security, operating efficiency and speed. Customers are seeking to reduce their cycle times and implement "supply chain management" and "just-in-time" inventory management practices designed to reduce inventory carrying costs, together with attendant logistics and customized warehousing services. The growth of these practices has increased the demand for more reliable delivery services. Technological developments such as e-mail and facsimile transmission have increased the pace of business and other transactions, thereby increasing demand for the same-day delivery of a wide array of items, beyond voluminous documents, to include such products as critical manufacturing parts to medical devices. Consequently, there has been increased demand for same-day transportation of items that are not suitable for fax or electronic transmission, but for which there is an immediate need.

         Industry participants have recently taken demand practices beyond basic point-to-point delivery into more advanced applications. For instance, some same-day delivery companies, which includes us, provide "critical parts banking" for a customer's parts and supplies, and offer related just-in-time transportation of those items to support service or production activities. Parts are stored at our facilities located primarily in a metropolitan area. A customer's service technician can order a required repair part, which is promptly delivered to the service site within a pre-determined time period, generally under one hour. When such applications are provided, the customer receives exceptional value, and we believe their purchase decisions are based on capability more than price.

         The nature of the growing e-commerce segment places additional demands for reliability, communication and speed, including the capability to handle consumer returns of goods and interface electronically with the e-commerce web sites. We believe that customers will increasingly rely on more advanced technology, such as our new computerized customer ordering, tracking, and management systems, as well as professionalism and appropriate ancillary services such as logistics, warehousing, and product returns. To serve these current and emerging customers needs, same-day delivery service companies must realize economies of scale and provide greater service options, such as our current and planned critical parts banking, logistics and warehousing services. Economies of scale will enable the low-cost application of technology, a more dense or concentrated network of drivers and related operations, and more intensive marketing to assist in customer acquisition and to reinforce customer retention.

         To meet our customers' needs for reliability, efficiency and speed, we use a computerized fleet-wide communications and dispatch system. We have also been testing, in certain of our larger on-demand delivery operations, a satellite-driven, computerized, routing system. This product utilizes GPS technology and mobile data terminals to continuously track every vehicle and package in real time. The system increases pick-up choices and route optimization, resulting in significantly lower mileage, fleet and administrative expenses through improved driver productivity and route density. In addition, we believe that our existing and planned communications systems will provide additional benefits to the customer, including enhancing the accuracy of package delivery estimates, up-to-the minute status updates on all jobs, and electronic proof of delivery. We believe that utilizing such technologies in the scheduled delivery business would result in a paradigm shift in the same-day delivery business. Such route optimization software will allow us to use our on-demand and scheduled resources interchangeably, allowing more efficient utilization of our fleet and personnel.

         We anticipate that increased pressure will be placed on delivery performance, full service, delivery and the security of a delivery. As a result, customers will most likely rely on fewer and better providers of package movement and services. No national brand exists within the same-day delivery industry, and we believe that its development will instill greater confidence in our current and prospective customers by building a perception of a higher level of professionalism, superior service performance and a broader scope of service capabilities. Through the achievement of market penetration and economies of scale in the building of a strong brand, we believe that we will be uniquely suited for both customer growth and customer retention.

REGULATION AND SAFETY

         Our operations are subject to various state and local regulations and, in many instances, require permits and licenses from various state authorities. In connection with the operation of certain motor vehicles and the handling of hazardous materials, we are subject to regulation by the United States Department of Transportation and the corresponding agencies in the states in which such same-day delivery operations occur. Our relationship with our employees is subject to regulations that relate to occupational safety, hours of work, workers' compensation and other matters. To the extent that we hold licenses to operate two-way radios to communicate with couriers, we are regulated by the Federal Communications Commission.

SALES AND MARKETING

         We have recently initiated a comprehensive marketing program that emphasizes our competitive position as the leading national provider of same-day delivery services. We have also realigned our business development team, restructured our field sales organization and hired 65 new sales professionals to help us implement our new marketing program.

         Sales efforts are conducted at both the local and national levels through our extensive network of local sales representatives and our business development group. We employ over 150 sales representatives who make regular calls on existing and potential customers to identify each customer's delivery and logistics needs. Sales efforts are coordinated with customer service representatives who regularly communicate with customers to monitor the quality of services and to quickly respond to customer concerns.

         Our business development department develops and executes marketing strategies and programs which are supported by corporate communications and research services. The business development department also provides ongoing communication of corporate activities and programs to employees, the press and the general public.

RESEARCH AND DEVELOPMENT

         Our ongoing research and development team is focused on increasing the sophistication, use and deployment of both our present and potential communications and computer systems. To meet our customers' needs for reliability, speed and efficiency, we employ a computerized communications and dispatch tracking system. In addition, we are currently testing, in certain of our larger on-demand delivery operations. a satellite-driven, computerized routing system. This product utilizes GPS technology and mobile data terminals to continuously track every vehicle and package in real time. Our i-courier(TM) Internet initiative supports our consolidation strategy by providing secure, trackable electronic document transfer services. We have recently introduced a new service into selected markets which gives our customers the capability of ordering delivery services online and tracking their packages over the Internet. If the initial rollout proves successful, we plan to implement this system in all of our markets nationwide. We plan to expand the capabilities of our present and planned communications systems to further integrate our same-day delivery, supply-chain management and logistics services, and to provide an Internet-based platform for customized e-commerce delivery solutions.

MANUFACTURING

         We believe that we maintain good relationships with all of our suppliers and have no long-term manufacturing commitments with any such component manufacturer or supplier. We do not believe that we are materially dependent on any of our suppliers or contract manufacturers because alternative sources for product components and manufacturing services are readily available.

COMPETITION

         In the same-day delivery business, we compete with established local couriers and messenger services. Competition in this market is intense. In the Minneapolis/ St. Paul metropolitan area, for example, there are over 30 courier services with which we compete, but none of the services has more than 10% of the market.

         Nationally, we compete with other large companies. There are several companies that have same-day delivery operations in multiple markets. Dynamex/Roadrunner is believed to have over 30 branches in the United States and 31 branches in Canada. Dispatch Management Services/City Sprint has adopted a consolidation strategy and has acquired several courier operations in various major markets in the United States. These and other companies which may compete with us have substantial resources and experience in the same-day delivery business. We believe that our national presence and wide array of service offerings, our use of sophisticated communications and other technology, and our new branding strategy will differentiate our services and allow us to compete successfully in any market in which we currently operate or may enter, but there can be no assurances that other, larger competitors will not enter the market or develop as a result of the trend toward consolidation in the same-day delivery market, thereby eroding our competitive position.

         There are also a number of national and international carriers who provide document and package shipment solutions to individuals and business customers. This market, which is dominated by major carriers, such as UPS(R), Federal Express(R), Airborne, DHL and the United States Postal Service, are also extremely competitive. These companies engage primarily in the next-day and second-day ground and air delivery businesses and operate by imposing strict drop-off deadlines, rigid package dimensions and weight limitations on customers. By comparison, we operate in the same-day delivery business, and handle deliveries as diverse as human organs to truckloads of steel pipe on a same-day basis, either scheduled or on-demand. Accordingly, we do not believe that we are in direct competition with these major carriers in same-day delivery services, although there can be no assurances that such organizations will not determine to enter into direct competition with us. Such organizations may have more experience, as well as human and financial resources than we have. For example, UPS(R), the world's largest package distribution company, had revenues of over $22 billion on a volume of over three billion packages and documents in 1997. In addition, many competitors, including Federal Express(R), UPS(R), and the United States Postal Service are larger, possess far greater resources, have more established methods of operation and have developed loyalty among vendors who provide them with new technology and automation. We may be at a disadvantage in competing with these larger and more established companies in trying to establish ourselves as a leader in the same-day express delivery business.

PATENTS AND INTELLECTUAL PROPERTY

         We currently own nine United States patents and one Canadian patent that together cover technology and methodology which is currently employed in our kiosk products. We have also filed for patent protection in several foreign countries, including Japan and the European Patent Community. However, there can be no assurance that our patents will afford our technology and methodology significant protection, and we may be vulnerable to competitors, many of whom are larger and have greater financial and technological resources then we have and who may attempt to copy or design around our products.

         There can be no assurance that any patents now issued or that may be issued in the future to us will afford us protection against competitors with similar technology. In addition, no assurance can be given that our patents will not be infringed, designed-around by others or invalidated. Some foreign countries provide significantly less patent protection than the United States. There also can be no assurance that any of our technology will not infringe patents or proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent that we own or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial as can be the costs of defending against such claims.

         We also own other proprietary technology and intellectual property, including trade dress, trade secrets and software that we intend to protect vigorously with applicable state and federal intellectual property laws. Although limited protection for software under the patent laws of the United States is currently available, there can be no assurance that software will continue to be the subject of such protection in the United States. Also, foreign countries offer varying levels of patent protection for software when compared with the United States.

TRADEMARKS

         We currently have applications for United States trademark registrations for trademarks and service marks, including but not limited to United Shipping & Technology and a related design, and i-courier(TM). There can be no assurance that any of these registrations will be granted. These applications for registration are for the following goods and services, among others: automated shipping machine for packages and overnight letters which computes charges and prints labels, receipts and other similar documents, the provision of delivery services, and the secure transmission of documents over the Internet. We have also recently applied for a trademark registration for the name Velocity Express(TM). We also own United States trademark registrations for the trademark U-Ship(R) and for U-Ship(R) and a related design/logo.

         There can be no assurance that any of our trademarks or service marks, if registered, will afford protection against competitors with similar marks that may have a prior use date. In addition, no assurance can be given that our trademarks will not be infringed upon by others. There also can be no assurance that our trademarks will not infringe upon trademarks or proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any trademark claimed by us and, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a trademark can be substantial, as can be the costs of defending against such claims.

EMPLOYEES

         As of June 15, 2000, we had approximately 7,280 employees. We believe that our relations with our employees are good. Additionally, we use the services of over 4,490 independent contractor drivers in our same-day delivery operations.

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF THE FOLLOWING RISKS. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, AND THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

         WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY "FORWARD-LOOKING STATEMENTS," AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE WE PROJECT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON OUR FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS.

         WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE FUTURE. Our net loss for the fiscal year ended June 30, 1999 was $2,894,479. For the nine months ended April 1, 2000, our net loss, which includes the operations of CEDS was $20,694,000. We expect operating losses to continue as we pursue our growth strategy. The reports of our independent public accountants concerning our financial statements for the last three fiscal years contained explanatory paragraphs relating to our ability to continue as a going concern. We cannot assure you that we will achieve profitable operations. We face the risks, expenses and uncertainties frequently encountered by emerging companies that operate in new and evolving markets. Successfully achieving our growth plan depends upon, among other things, our ability to:

         *  successfully finance and complete additional acquisitions;

         *  effectively integrate acquisitions made and planned;

         *  develop a national brand for products and services;

         * deliver products and services which are equal or superior to those of our competitors; and

         *  develop or buy technology.

We may not be successful in implementing our growth plans.

         WE WILL NEED ADDITIONAL CAPITAL TO FINANCE OUR GROWTH AND CAPITAL NEEDS. We may be unable to obtain the cash required to offset the substantial operating losses we expect to incur for the foreseeable future. We believe we will continue to use substantial sums of cash in our operations for an indefinite period of time. To date, we have primarily relied upon equity investments to fund our operations and growth. We need to spend cash or obtain financing to:

         * provide working capital to fund our growth, operating losses and expenses;

         *  complete acquisitions of complimentary businesses or assets;

         *  complete the development of new hardware and software; and

         *  respond to unanticipated developments or competitive pressures.

         Our working capital has been at a level to enable us to sustain our current business and implement our consolidation strategy. If we exhaust our current sources of capital and we cannot obtain additional capital, we will be required to take various steps in order to continue our operations. Such steps may include an immediate reduction of operating costs and other expenditures, including reductions of personnel and suspension of acquisitions involving the expenditure of cash. If those measures prove insufficient, we may need to implement other cost reductions. Any of such actions could adversely effect our ability to grow, increase sales and implement our growth plans. We cannot assure you, however, that we would be able to reduce our costs to a level which would be sufficient to achieve profitable operations or generate adequate cash flow. Ultimately, if we could not obtain additional capital and our cost measures were not sufficient to allow us to achieve profitable operations and adequate cash flow, we could be forced to terminate our operations or seek protection from our creditors.

         WE HAVE SUBSTANTIAL INDEBTEDNESS. On September 24, 1999, in connection with our acquisition of CEDS, we entered into a long-term subordinated promissory note for $6,519,000, a short-term subordinated promissory note for $7,700,000, which we have paid down to $4,404,000 as of June 15, 2000, and a convertible subordinated promissory note in the amount of $3,600,000, each with CEX Holdings, Inc. On September 24, 1999 we also entered into a credit agreement with General Electric Capital Corporation whereby we issued to GE a revolving note in the amount of $55,000,000, of which $24,072,353 was outstanding as of June 15, 2000. We also entered into a note and warrant purchase agreement with Bayview Capital Partners LP whereby we issued to Bayview a $5,000,000 senior subordinated note, of which $5,000,000 was outstanding as of June 15, 2000. Subject to the restrictions in the notes, we and our subsidiaries may incur additional indebtedness from time to time to finance capital expenditures and acquisitions and for other general corporate purposes.

         The degree to which we are leveraged could have important consequences to the holders of our stock, including: (a) we may be more vulnerable to economic downturns and other adverse developments and more limited in our ability to withstand competitive pressures than our competitors that are not as leveraged; (b) the possible limitation in the future on our ability to obtain additional financing for working capital, acquisitions, capital expenditures, debt service requirements or other purposes; (c) a substantial portion of our cash flow from operations will be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations and capital indebtedness; (d) certain of our borrowings under the notes will be at variable rates of interest which could cause us to be vulnerable to increases in interest rates; and (e) our leveraged status may affect our ability to make acquisitions in the future.

         Our ability to make scheduled payments of the principal of, or interest on, or to refinance, our indebtedness, will depend on our future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond our control. However, based upon our current and anticipated level of operations, we believe that our cash flow from operations will be adequate to meet our anticipated cash requirements for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required to refinance all or a portion of our indebtedness, to obtain additional financing or to dispose of material assets or operations.

         WE ARE SUBJECT TO RESTRICTIVE DEBT COVENANTS AND HAVE NOT COMPLIED WITH CERTAIN DEBT COVENANTS. The notes and agreements with our creditors contain a number of significant covenants that, among other things, restrict our ability to dispose of our assets, incur additional indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change our business, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. Since December 31, 1999, we have been unable to comply with certain covenants relating to our credit agreement with GE Capital. Our failure to meet these covenants results in an event of default under our credit agreement. Under a letter agreement with GE Capital we agreed to discontinue the inclusion in our borrowing base calculation of accrued revenues for outside contractors after May 22, 2000. We agreed to raise at least $15 million in equity and to utilize a portion of the proceeds to pay down our credit line with GE Capital. Accordingly, approximately $20.2 million of the $25.2 million raised from the sale of Series B Preferred to TH Li was used for this purpose. However, these payments did not have the effect of permanently reducing the borrowing amount available under our credit facility. We also agreed to implement the accounts receivable portion of our new computer system by July 7, 2000. Under separate waiver and amendment agreements, GE Capital waived our noncompliance with our quarterly EBITDA targets through July 1, 2000 and we amended the credit agreement to provide new EBITDA targets for the fiscal month of July 2000. Monthly net cash flow requirements were established for the fiscal month of August 2000. In addition, we have been unable to comply with certain covenants relating to our loan agreement with Bayview Capital. We did not deliver certain information and were unable to achieve our EBITDA targets for fixed charge coverage ratio targets. Our failure to meet these covenants results in an event of default under our loan agreement. Under a letter agreement with Bayview Capital, we agreed to submit certain information to Bayview Capital and pay certain fees, including a default rate of interest, and Bayview Capital agreed to waive noncompliance with these covenants. Although GE Capital has waived the noncompliance with these covenants through the end of our quarter ended July 1, 2000, and Bayview Capital has also waived the noncompliance with these covenants as of the end of our quarter ended July 1, 2000, neither has agreed to waive these or other defaults in the future. We might not comply with these or other covenants in the current or a future fiscal quarter, and have no assurance that any lender will agree to waive noncompliance.

         Our ability to comply with such covenants will be affected by our financial performance as well as events beyond our control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under the notes, which would permit the senior lenders, or the holders of the notes, or both, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay our indebtedness, such lenders could proceed against the collateral securing such indebtedness.

         THE RAPID TECHNOLOGICAL CHANGES IN THE INTERNET AND E-COMMERCE WILL REQUIRE SUBSTANTIAL EXPENDITURES BY US. The Internet market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, compromises in security and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Internet and the apparent need of companies from a multitude of industries to offer Internet-based products, services and technologies. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our technology and services in response to competitive service and product offerings and evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes will require substantial expenditures by us, which could have a material adverse effect on our business, results of operations and financial condition.

         We are in the process of expanding our operations and services by developing and promoting new and complementary technologies, services or products, and expanding the current breadth and depth of our services and products. There can be no assurance that we will be able to expand our operations in a cost-effective or timely manner or that any such efforts will maintain or increase our current overall market acceptance. Furthermore, any new products or services that we launch that are not favorably received by our customers or consumers could damage our reputation. Expansion of our operations in this manner will also require significant additional expenses and development, operations and other resources. The lack of market acceptance of such products or services or our inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on our business, results of operations and financial condition.

         WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO EFFECTIVELY INTEGRATE AND MANAGE ACQUIRED BUSINESSES. Our failure to successfully integrate acquisitions would negatively affect our business and the execution of our business strategy. We have acquired three businesses in the transportation and same-day delivery industries and intend to acquire additional businesses. One of our acquisitions, CEDS, is a very large company with operations throughout the country. Integrating acquired businesses, especially CEDS, will involve unforeseen difficulties and may require significant financial and other resources, including management time. Our success will depend, in part, on the extent to which we are able to integrate acquired businesses in terms of centralizing record keeping, operating communications, administrative functions, such as billing, collections and financial controls, and eliminating duplication of other functions of acquired businesses with a view to maintaining a cohesive, efficient enterprise. We could encounter delays, complications and unanticipated expenses in implementing, integrating and operating such systems, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to successfully manage or achieve anticipated cost savings from the combination of the companies we acquire. If we are unable to successfully integrate acquisitions, we can expect that this will have a material adverse effect on our business, financial condition and results of operations. Further, our failure to integrate operations could adversely effect our ability to attract additional acquisition candidates.

         WE FACE A NUMBER OF RISKS IN CONNECTION WITH OUR ACQUISITION STRATEGY. We cannot assure you that we will successfully consummate any additional acquisitions. One of our primary growth strategies is to increase revenues, expand our markets served and achieve profitability through the acquisition of additional same-day delivery and related businesses. Several large, national publicly traded companies have implemented similar consolidation strategies through the acquisition of independent courier companies. These companies may have greater resources and more experience in acquiring, integrating and managing acquisitions in the same-day delivery industry. We cannot assure you that we have the ability to effectively compete for acquisition candidates on terms we deem acceptable, or that we will be able to successfully integrate acquired businesses without substantial costs, delays or other operational or financial problems. We cannot assure you that companies acquired in the future will remain or become profitable and be beneficial to the successful implementation of our growth strategy, or that acquisitions will produce returns that justify the investments to acquire them, or that we will be successful in achieving meaningful economies of scale as a result of such acquisitions. In addition, acquisitions involve a number of special risks including:

         * possible adverse effect upon our operating results if integration is not properly achieved;

         *  diversion of our management's attention;

         *  dependence upon the retention, hiring and training of key personnel;

         *  unanticipated legal problems or liabilities;

         *  the ability to engage sufficient numbers of drivers; and

         *  maintaining customer satisfaction.

         To the extent we are unable to acquire additional same-day delivery or transportation firms and successfully integrate them, our ability to expand our operations and increase our revenues and earnings to desired goals would be significantly reduced.

         WE FACE SIGNIFICANT RISKS OF TAX AUTHORITIES CLASSIFYING INDEPENDENT CONTRACTORS AS EMPLOYEES. The IRS may view our independent contractors as employees, thereby increasing our labor costs. A significant number of our delivery and pickup drivers are and will be independent contractors (meaning that they are not our employees). From time to time, federal and state taxing authorities have sought to assert that drivers in the same-day delivery and transportation industries are employees, rather than independent contractors. We do not pay or withhold federal or state employment taxes with respect to independent contractors. Although we believe that the independent contractors which we utilize are not our employees under existing interpretations of federal and state laws, we cannot guarantee you that federal and state authorities will not challenge our position or that other laws or regulations, including tax laws and laws relating to employment and worker compensation, will not change. If the IRS should successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend additional employee benefits to such persons. In addition, we could become responsible for certain past and future employment taxes and, if we are required to pay withholding taxes with respect to amounts previously paid to such persons, we could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying such employees. If our drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation since they may no longer be receiving commission-based compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition and results of operations.

         WE COULD BE SUBJECT TO CLAIMS FOR PERSONAL INJURY, DEATH AND PROPERTY DAMAGE OR NON-DELIVERY OR DELAYED DELIVERY OF PACKAGES. We could be exposed to claims for personal injury, death and property damage as a result of accidents involving our employees and independent contractors. We could also be subject to claims resulting from non-delivery or delayed delivery of packages, many of which could be significant because of unique or time sensitive nature deliveries. If we have problems with our Internet site, we could be exposed to claims caused by the non-delivery or misdelivery of packages or documents and claims due to the mishandling of confidential information. We intend to carry liability insurance and require that our independent contractors maintain the minimum amount of liability insurance required by state law. We also intend to limit by contract our liability with respect to our package delivery operations. We cannot assure you that any claims made against us will not exceed the amount of insurance coverage, or that we will be able to contractually limit our liability for package deliveries. Successful claims could have an adverse effect upon our business, financial condition and results of our operations.

         WE FACE MANY RISKS UNIQUE TO THE PACKAGE SHIPPING AND SAME-DAY DELIVERY INDUSTRIES. Numerous events and factors that affect the delivery services industry could also affect our business, revenues and earnings, including:

         *  weather conditions;

         * economic factors affecting customers, fuel prices and shortages of, or disputes with, labor;

         * downturns in the level of general economic activity or employment in the United States, which could affect the demand for package and priority document delivery; and

         * the development and increased usage of communication media which serve as alternatives to point-to-point delivery services, including facsimile machines and e-mail.

         In addition, our package and priority document delivery business faces increased competition from major companies such as UPS(R), Federal Express(R), DHL and other large, established carriers which dominate the overnight courier industry and which could enter the same-day delivery industry in direct competition with us.

         OUR BUSINESS DEPENDS UPON A NUMBER OF DIFFERENT INFORMATION AND TELECOMMUNICATION TECHNOLOGIES INCLUDING THE INTERNET. We require these technologies to maintain a high volume of inbound and outbound calls and process transactions accurately and on a timely basis. Because we believe that our technology distinguishes us from our competitors, any interruption of our ability to receive and send calls or to process transactions on an accurate and timely basis could result in the loss of customers and diminish our reputation.

         WE DEPEND UPON OUR ABILITY TO ENGAGE AND RETAIN, AS EMPLOYEES OR THROUGH INDEPENDENT CONTRACTOR OR OTHER ARRANGEMENTS, QUALIFIED DRIVER AND DELIVERY PERSONNEL WHO POSSESS THE SKILLS AND EXPERIENCE NECESSARY TO MEET THE NEEDS OF OUR OPERATIONS. We compete in markets in which unemployment is relatively low and competition for couriers and other employees is intense. We must continually evaluate, train and upgrade our pool of available drivers to keep pace with the increasing demands for delivery services. We cannot assure you that qualified driver employees or contractors will continue to be available in sufficient numbers and on terms acceptable to us. Our inability to attract and retain qualified driver personnel would have a material adverse impact on our business, financial condition and results of operations.

         WE MUST COMPLY WITH VARIOUS GOVERNMENTAL REGULATIONS. Various local, state and federal regulations require us to obtain and maintain permits and licenses in connection with our operations. Additionally, some of our operations may involve the delivery of items subject to more stringent regulation, including hazardous materials, which would require us to obtain additional permits. Our failure to maintain required permits and licenses, or to comply with applicable regulations, could result in substantial fines or revocation of permits and licenses we may have to do business, any of which could have a material adverse effect on our business, financial condition and results of operations. Further, delays in obtaining permits or licenses, or the failure to obtain them, could delay or impede possible acquisitions.

         WE MAY BE UNABLE TO DEVELOP NEW SERVICES AND PRODUCTS. We believe our long-term success depends in part on our ability to enhance our existing services and products, particularly those related to our same-day delivery business, develop new services and address the increasingly sophisticated needs of our customers. If we fail to develop and introduce enhancement to our services and products on a timely and cost-effective basis in response to customer needs and changing technologies, our business, financial condition and results of operations could be materially and adversely affected.

         WE FACE INTENSE COMPETITION IN THE MARKET FOR SAME-DAY DELIVERY AND OTHER DELIVERY SERVICES. No substantial barriers to entry exist in these markets and we expect that competition will continue to intensify. Competitive pressures could cause material adverse effects on our business and the trading price of our stock. Companies which have more experience in the industry and greater financial and technical resources than we do dominate the commercial (non-United States Postal Service) package shipping market.

         The market for point-to-point delivery services is highly competitive, with a number of companies having multi-state and multi-city operations and more experience in the industry than we do. A number of these competitors have more experience and name recognition than we do. In addition, several large, national, publicly traded companies have begun to consolidate the courier industry through the acquisition of independent point-to-point courier companies. We compete with these competitors not only in providing services, but also for acquisition candidates. Most of these other firms have longer operating histories and greater financial resources than we do. Any of the foregoing risks may have a material adverse effect on our business, financial condition and results of operations.

         WE DEPEND ON OUR KEY PERSONNEL. We depend upon the continued services of our senior management for our success. The loss of a member of our senior management could have a negative impact on our business, financial condition and results of operations. We cannot assure you that we will be able to retain our senior management or our other key personnel.

         WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR PROPRIETARY RIGHTS OR AVOIDING CLAIMS THAT WE INFRINGED THE PROPRIETARY RIGHTS OF OTHERS. We rely upon our patents relating to the hardware and software in connection with our automated shipping system. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies substantially equivalent or superior to our technologies. Although we do not believe that our technology infringes the proprietary rights of any third parties, third parties could assert claims against us in the future and such claims may be successful. We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially hinder our ability to integrate our kiosk technology into our same-day delivery operations or license such technology to third parties.

         WE HAVE A SUBSTANTIAL INVESTMENT IN EQUIPMENT AND TECHNOLOGY. As a part of our revised business strategy, we have invested in equipment and technology, and we will continue to make substantial investments in equipment and technology, in order to successfully implement our same-day delivery consolidation strategy and to successfully maintain our presence in the same-day delivery industry. We believe that this investment will give us an advantage over our competitors. We cannot assure you that this strategy will be successful or that we will be able to recover our investment in such equipment and technology.

         WE CONTINUE TO DEVELOP OUR COMPUTER SOFTWARE AND HAVE IMPLEMENTED VARIOUS NEW SYSTEMS. We will integrate the computer systems which CEDS currently uses into our systems. CEDS' software and systems are different and more extensive than our current software and systems. We believe that we will be successful in this integration, but such integration may cause system failures or errors, business interruptions and the inability to engage in normal business practices for an unknown length of time. The failure or delay in this integration could have a material adverse effect on our business, financial condition and results of operations.

         WE FACE VARIOUS RISKS ASSOCIATED WITH DEVELOPING OUR INTERNET TECHNOLOGIES. We are currently in various stages of developing proprietary technologies to be utilized by customers in Internet-related activities and e-commerce business. Developing and rolling out these technologies will take time and require capital for research and development, testing, marketing and operations to launch. There can be no assurances that our Internet technology will be established successfully, generate revenues and/or be profitable.

         OUR E-COMMERCE BUSINESS IS EMERGING AND DEPENDENT UPON CONSUMER TRENDS. We intend to derive a portion of our revenues from relationships with customers engaged in Internet activities and e-commerce and fees from strategic alliances. As a result, this source of revenue will depend to a large extent upon continued demand for the types of goods and services that our customers and partners offer via the Internet. A decline in the popularity of, or demand for, certain products or other services sold through the customer's Internet site could reduce the overall volume of transactions, resulting in reduced revenues to us. In addition, certain consumer "fads" may temporarily inflate the volume of certain types of products and services offered through the Internet sites of our customer base, placing a significant strain upon the capacity of our technologies or the customers' Internet sites. Any decline in the demand for the goods and services offered through the Internet sites of our customers as a result of changes in consumer trends could have a material adverse effect on our business, results of operations and financial condition.

         WE WILL BE DEPENDENT ON THE INTERNET INFRASTRUCTURE FOR E-COMMERCE. The future success of our business will depend upon the development and maintenance of the Internet infrastructure, as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Internet access and services. Because global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace in the long term. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Internet will not be adversely affected. Furthermore, Internet service providers have experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Internet usage and also the level of traffic and the processing of orders. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. In addition, companies that control access to transactions through network access or Internet browsers could promote our competitors or charge us substantial fees for inclusion. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

         WE MAY BE SUBJECT TO GOVERNMENT REGULATION OF INTERNET ACTIVITIES IN THE FUTURE. We are not currently subject to direct local, state or federal regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

         Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products and services or increase the cost of doing business. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

                              SELLING SHAREHOLDERS

         The following table presents information regarding the selling shareholders. The shares listed below represent the shares that each selling shareholder owned on July 10, 2000, and the shares which each selling shareholder may own upon the exercise of options or warrants.

         The securities "beneficially owned" by a person are determined in accordance with the SEC's definition of "beneficial ownership" and, accordingly, may include securities owned by or for, among others, the spouse, children or other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days of July 10, 2000.

         In the following table, percentage of beneficial ownership is based on 16,399,197 outstanding shares of common stock. Shares issuable pursuant to the exercise of warrants are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

                                              SHARES                              SHARES            PERCENTAGE OF
                                           BENEFICIALLY                        BENEFICIALLY       OUTSTANDING SHARES
                                             OWNED(1)          SHARES          OWNED(1) UPON      BENEFICIALLY OWNED
                                             PRIOR TO          OFFERED       COMPLETION OF THE    UPON COMPLETION OF
          SELLING SHAREHOLDER                OFFERING          HEREBY            OFFERING            THE OFFERING
--------------------------------------------------------------------------------------------------------------------
Bayview Capital Partners LP               1,507,529(2)        1,507,529                --                --
The Raptor Global Portfolio Ltd.            981,134(3)          981,134                --                --
BY Partners, L.P.                           557,260(4)          557,260                --                --
Shawn Weinand                               507,250(5)          120,000           387,250                 1.7
Bruce H. Senske                             278,612(6)           15,000           263,612                 1.2
Robert F. and Barbara C.                    275,000             125,000           150,000                 *
McCullough Trustees for
McCullough Living Trust
Dated 11/30/92
Brahman Institutional Partners,             262,240(7)          262,240                --                --
L.P.
John E. Feltl                               222,152(8)          222,152                --                --
B. Bros. Investment Company                 194,000(9)           83,000           111,000                 *
Richard H. Hochman                          188,000              60,000           128,000                 *
Isaac Eugene Phelps                         175,000              50,000           125,000                 *
Humberto Martinez-Suarez                    168,998(10)          41,666           127,332                 *
Schottenfeld Associates, L.P.               166,666             166,666                --                --
Raymond Freeman                             156,433(11)         156,433                --                --
J. Iver & Company                           131,889(12)         131,889                --                --
C.S.L. Associates, L.P.                     125,000             125,000                --                --
Robert F. McCullough, Jr.                   124,998              41,666            83,332                 *
RS Midcap Opportunities                     100,000             100,000                --                --
Mark W. Sheffert                            100,000(13)         100,000                --                --
David R. Chamberlin, TTEE                    93,998              41,666            32,332                 *
David R. Chamberlin Revocable
Trust

                                              SHARES                              SHARES            PERCENTAGE OF
                                           BENEFICIALLY                        BENEFICIALLY       OUTSTANDING SHARES
                                             OWNED(1)                          OWNED(1) UPON      BENEFICIALLY OWNED
                                             PRIOR TO      SHARES OFFERED    COMPLETION OF THE    UPON COMPLETION OF
          SELLING SHAREHOLDER                OFFERING          HEREBY            OFFERING            THE OFFERING
--------------------------------------------------------------------------------------------------------------------
Levon Perkins and Darlene L.                 87,500              87,500                --                --
Bass-Perkins, JTWROS
Brahman Partners II, L.P.                    87,340(14)          87,340                --                --
Pyramid Partners, L.P.                       85,000(15)          85,000                --                --
Eldon F. Buschbom                            83,334              83,334                --                --
Michael James Cunningham                     77,000              62,500            14,500                 *
James D. Cochran                             75,001              75,001                --                --
Brewster Diversified Services, Inc.          70,000(16)          70,000                --                --
Brahman C.P.F. Partners, L.P.                67,980(17)          67,980                --                --
Oscar Investment Fund, LP                    64,966(18)          64,966                --                --
Ronald Lee Randall                           62,500(19)          62,500                --                --
Donald L. Johnson                            57,750(20)          57,125                --                --
Howard L. Hatfield, Jr.                      55,000(21)          55,000                --                --
Andrew K. Boszhardt, Jr.                     53,334(22)          53,334                --                --
A. Alexander Arnold, III, Trustee            50,348              50,348                --                --
FBO David Berol Trust
A. Alexander Arnold III, Trustee             50,348              50,348                --                --
FBO John A. Berol Trust
John C. Lawrie                               50,000              50,000                --                --
Leon W. Orr                                  45,250               3,250            42,000                 *
Jeanne E. Schnack and                        41,667              41,667                --                --
Thomas W. Schnack
Radwan Ibrahim                               41,667              41,667                --                --
Richard Feldman                              41,666              41,666                --                --
Hair Biz, Inc.                               37,500              37,500                --                --
Coach LLC                                    30,000              10,000            20,000                 *
RS Diversified Growth                        30,000              30,000                --                --
A. Alexander Arnold, III                     25,174              25,174                --                --
A. Alexander Arnold, III, Trustee,           25,174              25,174                --                --
Berol Family Trust FBO Margaret
Beattie
Michael E. Mahoney and Dana S.               25,000              25,000                --                --
Mahoney JTWROS
New England Diversified Growth               25,000              25,000                --                --
Wade W. Wilson                               23,515(23)          16,015             7,500                 *
Jennifer R. Skinner                          23,515(23)          16,015             7,500                 *
JoAnn J. Pihl                                16,667(24)          16,667                --                --
David Arthur Lantz                           15,100(25)           8,800             6,300                 *
Ben Reuben and Sophie Reuben                 15,000(26)          15,000                --                 *

                                              SHARES                              SHARES            PERCENTAGE OF
                                           BENEFICIALLY                        BENEFICIALLY       OUTSTANDING SHARES
                                             OWNED(1)                          OWNED(1) UPON      BENEFICIALLY OWNED
                                             PRIOR TO      SHARES OFFERED    COMPLETION OF THE    UPON COMPLETION OF
          SELLING SHAREHOLDER                OFFERING          HEREBY            OFFERING            THE OFFERING
--------------------------------------------------------------------------------------------------------------------
Anthony Scaramucci                           13,334(27)          13,334                --                --
Cline Wood Agency, Inc.                      13,200(28)          13,200                --                --
D. Michael Wood                              13,200(28)          13,200                --                --
Richard W. Perkins                           12,000(29)          12,000                --                --
Patrick M. Sidders                           11,208(30)           9,625             1,583                 *
Brahman Partners II Offshore, Ltd.           10,254(31)          10,254                --                --
Thomas M. Grossman                           10,000              10,000                --                --
Aleem Siddiqui                                9,464(32)           5,000             4,464                 *
Dale Stoltenow                                9,000(33)             750             8,250                 *
William A. Goldberg                           7,500(34)           7,500                --                --
Revocable Trust
Myra Halpern                                  7,000(35)           2,000             5,000                 *
Strickland Family Ltd. Partnership            7,000(36)           7,000                --                --
Thomas W. Abbas and Rebecca A.                5,203(37)           5,203                --                --
Abbas, JTWROS
David Aronsohn                                5,000(32)           5,000                --                --
Joel David Chesin                             5,000(32)           5,000                --                --
Paul Marshall Dean                            5,000(32)           5,000                --                --
Dennis Doyle                                  5,000(32)           5,000                --                --
Joseph Farmer and Carol Farmer,               5,000(32)           5,000                --                --
Trustees for Joseph and Carol
Farmer Trust
Stuart and Carol Holmer                       5,000               5,000                --                --
Robert D. and Karen L. Johnson                5,000               5,000                --                --
Mark Kaiser                                   5,000(32)           5,000                --                --
Lawrence and Mary Mans                        5,000(32)           5,000                --                --
Robert W. Mehlhouse                           5,000(32)           5,000                --                --
Phil C. Murray                                5,000(32)           5,000                --                --
Realty Center, Inc. p/s/t FBO:                5,000(32)           5,000                --                --
Thomas A. Ries, Thomas A. Ries
and James A. Lamson, Trustees
Jeffrey A. Robinson                           5,000(32)           5,000                --                --
Ron Shimek                                    5,000(32)           5,000                --                --
Dan and Catherine Thums                       5,000(32)           5,000                --                --
Marion A. Trybula                             5,000(32)           5,000                --                --
John A. Tschida                               5,000(32)           5,000                --                --
Peggy Cooper Trust                            4,732               2,500             2,232                 *
Michael Noe                                   4,136(38)             136             4,000                 *

                                              SHARES                              SHARES            PERCENTAGE OF
                                           BENEFICIALLY                        BENEFICIALLY       OUTSTANDING SHARES
                                             OWNED(1)                          OWNED(1) UPON      BENEFICIALLY OWNED
                                             PRIOR TO      SHARES OFFERED    COMPLETION OF THE    UPON COMPLETION OF
          SELLING SHAREHOLDER                OFFERING          HEREBY            OFFERING            THE OFFERING
--------------------------------------------------------------------------------------------------------------------
Altar Rock Fund L.P.                          3,940(39)           3,940                --                --
Cary Musech                                   3,715(40)           3,715                --                --
Kristine R. Anders                            3,008(41)           1,008             2,000                 *
First Trust National Association              2,500(42)           2,500                --                 *
FBO Kurt J. King
First Trust National Association              2,500               2,500                --                --
FBO Philip McLaughlin IRA
Steven C. Hunter                              2,500(42)           2,500                --                --
Theresa Weler Johnson                         2,400(43)             400             2,000                 *
Bonnie J. Doepel                              2,384(44)             384             2,000                 *
Peter Slocum                                  2,230(45)           2,230                --                --
Robert E. and Katherine A.                    1,487(46)           1,487                --                --
Tunheim, JTWRS
Matthew S. Carpenter                          1,444               1,444                --                --
Scott M. Carpenter                            1,444               1,444                --                --
Ann C. Kay                                    1,444               1,444                --                --
Judd Y. Carpenter                             1,443               1,443                --                --
Allen J. Zenk                                   590                 590                --                --
Vicki Lynn Anderson                             438(47)             438                --                --
Kenneth W. Richards                              69                  69                --                --

-----------------------

         * INDICATES AN AMOUNT LESS THAN 1%.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and accordingly, may include the securities owned by or for, among others, the spouse, children or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days.
(2) Includes 1,507,529 shares of common stock purchasable pursuant to the exercise of warrants.
(3) Includes 89,194 shares of common stock purchasable pursuant to the exercise of warrants.
(4) Includes 50,660 shares of common stock purchasable pursuant to the exercise of warrants.
(5) Includes 20,000 shares of common stock purchasable pursuant to the exercise of warrants.
(6) Includes 151,406 shares of common stock owned by Mr. Senske, 91,750 shares of common stock purchasable pursuant to the exercise of warrants and 35,456 shares of common stock owned by Mr. Senske's wife.
(7) Includes 23,840 shares of common stock purchasable pursuant to the exercise of warrants.
(8) Includes 222,152 shares of common stock purchasable pursuant to the exercise of warrants.
(9) Includes 10,500 shares of common stock purchasable pursuant to the exercise of warrants.
(10) Includes 124,998 shares of common stock owned by Mr. Martinez and 44,000 shares of common stock owned by Mr. Martinez's wife.
(11) Includes 131,433 shares of common stock purchasable pursuant to the exercise of warrants.

(12) Indicates the estimated maximum number of shares of common stock reserved for issuance upon the exercise of a convertible promissory note we assumed in connection with the purchase of CEDS. Includes 15,000 shares if common stock purchasable pursuant to the exercise of warrants.
(13) Includes 100,000 shares of common stock purchasable pursuant to the exercise of warrants.
(14) Includes 7,940 shares of common stock purchasable pursuant to the exercise of warrants.
(15) Includes 35,000 shares of common stock purchasable pursuant to the exercise of warrants.
(16) Includes 70,000 shares of common stock purchasable pursuant to the exercise of warrants.
(17) Includes 6,180 shares of common stock purchasable pursuant to the exercise of warrants.
(18) Includes 30,000 shares of common stock purchasable pursuant to the exercise of warrants.
(19) Includes 62,500 shares of common stock purchasable pursuant to the exercise of warrants.
(20) Includes 54,750 shares of common stock purchasable pursuant to the exercise of warrants.
(21) Includes 5,000 shares of common stock purchasable pursuant to the exercise of warrants.
(22) Includes 13,334 shares of common stock purchasable pursuant to the exercise of warrants.
(23) Includes 7,143 shares of common stock purchasable pursuant to the exercise of warrants.
(24) Includes 16,667 shares of common stock purchasable pursuant to the exercise of warrants.
(25) Includes 6,300 shares of common stock purchasable pursuant to the exercise of warrants.
(26) Includes 15,000 shares of common stock purchasable pursuant to the exercise of warrants.
(27) Includes 3,334 shares of common stock purchasable pursuant to the exercise of warrants.
(28) Includes 1,200 shares of common stock purchasable pursuant to the exercise of warrants.
(29) Includes 12,000 shares of common stock purchasable pursuant to the exercise of warrants.
(30) Includes 9,625 shares of common stock purchasable pursuant to the exercise of warrants.
(31) Includes 932 shares of common stock purchasable pursuant to the exercise of warrants.
(32) Includes 5,000 shares of common stock purchasable pursuant to the exercise of warrants.
(33) Includes 7,250 shares of common stock purchasable pursuant to the exercise of options.
(34) Includes 7,500 shares of common stock purchasable pursuant to the exercise of warrants.
(35) Includes 2,000 shares of common stock purchasable pursuant to the exercise of warrants.
(36) Includes 7,000 shares of common stock purchasable pursuant to the exercise of warrants.
(37) Includes 473 shares of common stock purchasable pursuant to the exercise of warrants.
(38) Includes 4,000 shares of common stock purchasable pursuant to the exercise of options.
(39) Includes 358 shares of common stock purchasable pursuant to the exercise of warrants.
(40) Includes 338 shares of common stock purchasable pursuant to the exercise of warrants.
(41) Includes 2,000 shares of common stock purchasable pursuant to the exercise of options.
(42) Includes 2,500 shares of common stock purchasable pursuant to the exercise of warrants.
(43) Includes 2,000 shares of common stock purchasable pursuant to the exercise of warrants.
(44) Includes 384 shares of common stock purchasable pursuant to the exercise of options.
(45) Includes 202 shares of common stock purchasable pursuant to the exercise of warrants.
(46) Includes 135 shares of common stock purchasable pursuant to the exercise of warrants.
(47) Includes 438 shares of common stock purchasable pursuant to the exercise of warrants.

         We have agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the shares being offered by the selling shareholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution." This prospectus forms a part of the registration statement.

                                 USE OF PROCEEDS

         The shares offered by this prospectus will be sold by the selling shareholders. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

                              PLAN OF DISTRIBUTION

         The selling shareholders may offer their shares at various times in one or more of the following transactions:

         *  on the Nasdaq SmallCap Market;

         *  in transactions other than on such market;

         *  through the writing of options on Shares or short sales;

         *  in privately negotiated transactions; or

         *  in a combination of any of the above transactions.

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prices, or at negotiated prices. We are indemnifying the selling shareholders against liabilities under the Securities Act.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts, commissions or concessions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as brokers or agents.

         The selling shareholders and any persons who participate in the sale of the shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons and any profits received on resale of the shares, may be deemed to be underwriting compensation under the Securities Act.

         If necessary, to comply with applicable state securities laws, the shares will be sold only through registered or licensed brokers or dealers in such jurisdictions. In addition, the shares will not be sold until they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                  LEGAL MATTERS

         For the purposes of this offering, Kenneth D. Zigrino, our Vice President, General Counsel and Secretary is giving his opinion on the validity of the shares and certain legal matters. Mr. Zigrino has options to purchase shares of our common stock.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended June 30, 1999 have been audited by Lurie, Besikof, Lapidus & Co., LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's Web Site at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares covered by this prospectus.

         *  Annual Report on Form 10-KSB for the year ended June 30, 1999;

         * Quarterly Reports on Form 10-QSB for the quarters ended October 2, 1999, January 1, 2000, and April 1, 2000;

         * Description of our common stock contained in our Registration Statement on Form SB-2 (No. 333-01652C) filed on May 29, 1996 (as amended); and

         * Current Reports on Form 8-K filed on September 13, 1999, October 8, 1999 (as amended on December 8, 1999), November 12, 1999,
            November 12, 1999 and June 2, 2000.

         This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the registration statement or any of the above filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                             United Shipping & Technology, Inc.
                             9850 51st Avenue North, Suite 110
                             Minneapolis, Minnesota 55442
                             (612) 941-4080

         We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY ANY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.





                                -----------------

                                TABLE OF CONTENTS

                                -----------------

                                                                            Page
                                                                            ----


Prospectus Summary..........................................................  2
Recent Significant Financing................................................  4
The Company.................................................................  6
Risk Factors................................................................ 18
Selling Shareholders........................................................ 26
Use of Proceeds............................................................. 30
Plan of Distribution........................................................ 31
Legal Matters............................................................... 31
Experts..................................................................... 31
Where You Can Find More Information......................................... 31


                                6,553,341 SHARES


                       UNITED SHIPPING & TECHNOLOGY, INC.




                                  COMMON STOCK


                                ----------------

                                   PROSPECTUS

                                ----------------


                              ______________, 2000

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses payable by United Shipping & Technology in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the registration fee.

         SEC registration fee.....................................    $   21,646
                                                                      ----------
         Legal fees and expenses..................................    $   28,000
                                                                      ----------
         Accounting fees and expenses.............................    $   10,000
                                                                      ----------
         Blue sky and related fees and expenses...................    $    2,000
                                                                      ----------
         Miscellaneous (including listing fees, if applicable)....    $    1,000
                                                                      ----------
           Total..................................................    $   62,646
                                                                      ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Unless prohibited in a corporation's articles, Utah Statutes Section 16-10a-903 requires indemnification of directors against reasonable expenses (including attorneys' fees) incurred by such person in connection with the successful defense of any proceeding to which he or she was a party because he or she is or was a director of a Utah corporation. Further, Utah Statutes
Section 16-10a-907 requires indemnification for officers to the same extent as directors, provides that a corporation may also indemnify employees and agents, and provides that a corporation may indemnify all of such persons to a greater extent than is statutorily required. Article IV of our Amended and Restated Articles of Incorporation provide that we shall indemnify officers and directors against any and all expenses arising out of any suit or proceeding to which they are a party because of their serving us as such, except in relation to matters as to which any officer or director is adjudged liable for his or her own negligence or misconduct in the performance of his or her duty. Our Bylaws also provide for certain indemnification of directors, officers, employees and agents, past or present, of us, and persons serving as such of another corporation or entity at the request of us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

5.1      Opinion of Kenneth D. Zigrino, Esq.

23.1     Consent of Kenneth D. Zigrino, Esq. (included in Exhibit 5.1)

23.2     Consent of PricewaterhouseCoopers LLP

23.3     Consent of Lurie, Besikof, Lapidus & Co., LLP

24.1     Power of Attorney (included on signature page to the Registration
         Statement)

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions summarized in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on August 18, 2000.

                                      UNITED SHIPPING & TECHNOLOGY, INC.


                                      By /s/ Peter C. Lytle
                                        ----------------------------------------
                                         Peter C. Lytle, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter C. Lytle and Timothy G. Becker, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates and in the capacities indicated.

         Signature                       Title                         Date
         ---------                       -----                         ----

/s/ Peter C. Lytle          President and Chief Executive        August 18, 2000
-------------------------   Officer and Director (Principal
Peter C. Lytle              Executive Officer)

/s/ Timothy G. Becker       Chief Financial Officer and          August 18, 2000
-------------------------   Principal Accounting and Financial
Timothy G. Becker           Officer

           *                Director
-------------------------
Marlin Rudebusch

           *                Director
-------------------------
Susan M. Clemens

           *                Director
-------------------------
Ronald G. Olson

                            Director
-------------------------
Jim Brown

           *                Director
-------------------------
Marshall T. Masko

           *                Director
-------------------------
Peter Kooman


*By: /s/ Peter C. Lytle                                          August 18, 2000
    -------------------------
     Peter C. Lytle
     Attorney-In-Fact

                                  EXHIBIT INDEX



     NUMBER                              DESCRIPTION
--------------     -------------------------------------------------------------

5.1                Opinion of Kenneth D. Zigrino, Esq.

23.1               Consent of Kenneth D. Zigrino, Esq. (included in Exhibit 5.1)

23.2               Consent of PricewaterhouseCoopers LLP

23.3               Consent of Lurie, Besikof, Lapidus & Co., LLP

24.1               Power of Attorney (included on signature page to Registration
                   Statement)